Exhibit 99.1

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883 Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager The Company Announcements Office Australian Securities Exchange

Sundance Energy Announces Eagle Ford Transactions

Sundance Energy Australia Limited (ASX: SEA) is pleased to announce the acquisition of additional working interests in 23 gross (1.5 net) producing wells and 1,449 gross (130 net) acres in McMullen County, Texas for $7.1 million. As of the effective date of the transaction production from these wells, net to the acquired interests, was averaging approximately 300 boepd. Sundance currently operates 12 of the acquired wells.

In a separate transaction, the Company divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas.  The Eagle Ford acreage was undeveloped and outside the Company’s core development project area.  Sundance received cash proceeds of $7.1 million for the acreage.

These transactions were closed on 21 and 22 December 2016, respectively.

For more information, please contact:

United States
Eric McCrady, Managing Director	Jon Kruljac, VP Investor Relations
Tel: +1 (303) 543 5703	Tel: +1 (303) 520 7479

Australia
Mike Hannell, Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford. A comprehensive overview of the Company can be found on Sundance’s website at  www.sundanceenergy.com.au.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.